FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 8, 2006

Commission File Number     001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. July 2006 Consolidated Revenues Totaled NT$20.1 Billion”, dated August 7, 2006.
2.	Press release entitled, “AUO and Toppan Printing Announce Strategic Alliance in Color Filter Supply Chain; AUO to Acquire 39.7% Shares of Toppan CFI (Taiwan)”, dated August 8, 2006
3.	Taiwan Stock Exchange filing entitled, “The Board resolution to invest in Toppan CFI (Taiwan)”, dated August 8, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: August 8, 2006	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. July 2006 Consolidated Revenues Totaled
NT$20.1 Billion

Issued by: AU Optronics Corp.
Issued on: August 7, 2006

Hsinchu, Taiwan, August 7, 2006 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated July 2006 monthly revenues of NT$20,110 million and unconsolidated net sales totaled NT$20,109 million, both increasing 9.8% sequentially. On a year-over-year comparison, July 2006 consolidated revenues increased by 15.4%, while unconsolidated net sales also rose by 15.4%.

     Shipments of large-sized panels(a) used in desktop monitor, notebook PC, LCD TV and general display applications, achieved new record high of 3.69 million, increased by 12.2% from June 2006. Shipments of small-and-medium-sized panels posted a growth to 5.64 million, increasing 9.6% sequentially.

     (a) Large-size refers to panels that are 10 inches and above in diagonal measurement while small and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)

Net Sales(1)(2)	Consolidated(3)	Unconsolidated
July 2006	20,110	20,109
June 2006	18,318	18,309
M-o-M Growth	9.8%	9.8%
July 2005	17,429	17,429
Y-o-Y Growth	15.4%	15.4%
Jan to July 2006	147,258	147,230
Jan to July 2005	102,513	102,439
Y-o-Y Growth	43.6%	43.7%

(1)	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2)	Monthly figures are unaudited, prepared by AU Optronics Corp.
(3)	Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, and AU Optronics (Suzhou) Corporation.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 15.1%* of global market share and generated revenue of NT$217.4billion (US$6.75 bn)* in 2005. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5-Generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, three 5th-generation, one 4th-generation, and three 3.5-generation TFT-LCD fabs, in addition to four module assembly facilities and AUO Technology Center specializing in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large-size (1.5”-46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated June, 2006. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2005 year end revenue converted by an exchange rate of NTD32.2039:USD1.

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730
Email:yawen.hsiao@auo.com

Item 2

News Release

AUO and Toppan Printing Announce Strategic Alliance
in Color Filter Supply Chain
AUO to Acquire 39.7% Shares of Toppan CFI (Taiwan)

Hsinchu, Taiwan, August 8, 2006 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) and Toppan Printing Co., Ltd. today announced their strategic alliance in the color filter business for liquid crystal displays in Taiwan. The extensive alliance, which has been approved by Boards of Directors of both parties, ensures a wide range of joint effort in color filter supply and business operation as well as technology. AU Optronics will take a 39.7% equity stake in Toppan CFI (Taiwan), currently a subsidiary of Toppan Printing that manufactures color filters in Taiwan.

     The formation of the new alliance not only signals a synergy of the ties between Taiwan and Japan corporates in cross-border collaboration of two leading multinationals in the global flat panel display industry, but also enhances AUO’s supply chain in color filter business and its long-term cost competitiveness without repetitively capacity investment.

     This alliance between AUO, one of the world leading manufacturers of liquid crystal displays and Toppan Printing, one of the top world manufacturers of color filters for liquid crystal displays, is expected to largely strengthen their collaboration through teaming up in a broadly unified partnership to maximize capacity usage, economic benefits and technology cooperation. Toppan is anticipated to ensure its robust position and leading market share in Taiwan color filter business, while AUO will solidify its stable supply in color filter and enjoy the competitive cost benefits as well as the cutting-edge technology support from Toppan.

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     AUO added that key components of the TFT-LCD supply chain will be essential especially with the merger of Quanta Display Inc (QDI) on Oct 1st, where there will be a need for supply of color filter for all generation fabrications. By taking an equity investment in Toppan CFI (Taiwan), AUO optimizes the win-win strategy to leverage Toppan’s leading strength in color filter technology and AUO’s excellent manufacturing capabilities and execution, since the long-term partnership with Toppan Printing.

     With the alliance, two board members of Toppan CFI’s Boards of Directors will be appointed by AUO. Toppan Printing will appoint the Chairman and President, while the Chief Financial Officer will be appointed by AUO. The alliance is anticipated to turn a new page in cross-border collaboration in upstream supply chain in liquid crystal displays

.About Toppan Printing

Toppan Printing Co., Ltd. was founded in 1900 in Japan. From modest beginnings, it gradually climbed into a leading position in the printing industry; the company has recently been shifting its focus into the electronics and multimedia industries in line with the advances made in information technology. Toppan is determined to become a leader in the information and communications sector. Toppan Printing has 7 major business fields: Security and Cards, Publications Printing, Commercial Printing, Packaging, Industrial Materials, Electronics, and Multimedia. In its color filter business, Toppan is No.1 color filter supplier in the world.

About Toppan CFI (Taiwan)

Construction of Toppan CFI (Taiwan) Co., Ltd. founded by Toppan printing started in Tainan Technology Industrial Park in April 200 and completed in March 2002. Its mass production for the 4.5th generation commenced in July 2002, then mass production of the fifth generation color filters officially started in March 2003. The official start-up of volume production for the sixth generation was May 2005.

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Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced the above news. Except

3

for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form F-3 filed with the United States Securities and Exchange Commission on July 8th, 2005.

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 15.1%* of global market share and generated revenue of NT$217.4 billion (US$6.75 bn)* in 2005. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5-Generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, three 5th-generation, one 4th-generation, and three 3.5-generation TFT-LCD fabs, in addition to four module assembly facilities and AUO Technology Center specializing in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large-size (1.5”-46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated June, 2006. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2005 year end revenue converted by an exchange rate of NTD32.2039:USD1.

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730
Email:yawen.hsiao@auo.com

Item 3

AU Optronics Corp.
August 8, 2006
English Language Summary

Subject:	The Board resolution to invest in Toppan CFI (Taiwan)

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companie

Date of events: 2006/08/08

Content:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common stock of Toppan CFI (Taiwan)

2.	Date of occurrence of the event: 2006/08/08

3.	Volume, unit price, and total monetary amount of the transaction:
Volume: 609,877 thousand shares
Unit price: around NT$10.0066
Total monetary amount: NT$6,102,817 thousand

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Toppan Printing Co., Ltd; un-related party

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor's rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: bullet payment

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: In pursuant to Shareholders Agreement

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):
Volume: 609,877 thousand shares; amount: NT$6,102,817 thousand;
Shareholding percentage: around 39.7%
Status of any restriction of rights: None

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 6.10%; 12.19%; NT$13,582,089 thousand

13.	Broker and broker's fee: N/A

14.	Concrete purpose or use of the acquisition or disposition: long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: NT$13.38

16.	Do the directors have any objection to the present transaction?: No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.	Any other matters that need to be specified: N/A